Exhibit 4.31

Summary of the Rural Partnership Agreement, entered into on January 11, 2017, in connection with Fazenda São José

Parties: Jaborandi Agrícola Ltda., Agro Pecuária e Industrial Serra Grande Ltda., as well as Imobiliária Ceibo Ltda. and Brasilagro – Companhia Brasileira de Propriedade Agrícolas, both as Intervening-consenting party.

Purpose: The Agricultural Partnership Agreement involves a total arable land area of 14,900 hectares, located in the real property named Fazenda São José/Part 1, which has a total area of 43,146,6351 hectares, and is the object of the property and enrollment certificate No. 6.885 of the Real Estate Registry Office of the District of São Raimundo das Mangabeiras, State of Maranhão.

Pursuant to the agreement, the interest of Agro Pecuária e Industrial Serra Grande Ltda. in the rural partnership  shall be 10% of the total amount of sugarcane produced in (i) the area that is the subject-matter of the aforementioned Partnership Agreement and in (ii) the agriculturable, arable, or useful area of the property that is subject to the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, also entered into by the parties on the same date, which  relates to the purchase, by Imobiliária Ceibo Ltda., of an area of 17,565,7592 hectares (with an arable area of approximately 10,000 hectares). The relevant deed has already been executed.

The Partnership Agreement shall be in force and effect for a term of 15 years, and may be extended, at the sole discretion of Jaborandi Agrícola Ltda., for an additional period of 15 years, by means of formal notice addressed to Agro Pecuária e Industrial Serra Grande Ltda. at least two years  before the initial term of the Partnership Agreement terminates.

The hiring of all services and employees required for purposes of operating the land, and which are necessary to meet the obligations under this Partnership Agreement (as well as the production of the sugarcane pursuant to the Supply Agreement), shall be the sole and exclusive responsibility of the party that contracts such service providers, employees or third-parties involved in the development of activities relating to this Agreement. Accordingly, neither party shall be liable, at any time, for any labor and/or social security obligations, labor accidents or any other obligations, relating to the service providers, employees or third party contractors of the other party.

The Partnership Agreement and the Supply Agreement are deemed to be connected to each other,  the events of termination of one agreement shall give cause to the termination of the other.